Investment Office	(916) 795-3400 phone (916) 796-2842 fax	www.calpers.ca.gov

May 28, 2009

Dear Fred's Inc. Shareowner:

SUPPORT PROPOSAL #3 TO PROVIDE FOR MAJORITY VOTE IN DIRECTOR ELECTIONS

We are writing to urge you to vote FOR Proposal #3 at Fred's Inc. June 17, 2009 annual meeting of shareowners. CalPERS is the nation's largest public pension fund with approximately $165 billion in assets and as of record date May 1, 2009, CalPERS owned approximately 202,600 shares of Fred's common stock. Proposal #3 is a non-binding shareowner proposal asking the Board of Directors to amend the Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections. CalPERS urges Fred's shareowners to vote "FOR" Proposal #3.

FRED'S STOCK PRICE UNDERPERFORMANCE

Fred's stock has underperformed both the Russell 3000 lndex and Russell 3000 GlCS Industry Peer lndex over the 5 year period ending April 30, 2009.

Time period ending 4/30/2009	Freds Inc (FRED)	Russell 3000 Index	Relative Return Russell 3000 Index	Retailing Russell 3000 GlCS Industry Peer Index	Relative Return Russell 3000 GlCS Industry Peer Index
5 years	-24.14%	-10.78%	-13.36%	22.28%	-46.4%
3 years	-1.72%	-29.37%	27.64%	-1.26%	-0.47%

Source: Factset

LACK OF ACCOUNTABILITY TO SHAREOWNERS

Shareowners lack the ability to hold Board members truly accountable for poor performance because of the ease of director re-elections under the current plurality voting structure. In addition, the company has disregarded multiple shareowner attempts to correspond in a constructive dialog surrounding the issue of majority voting. CalPERS believes this lack of correspondence is indicative of a culture where the Board of Director's believes it does not need to be accountable to shareowners.

CalPERS Public Employees’ Retirement System Shareowner Alert

BOARD ACCOUNTABILITY STANDARDS SHOULD APPLY TO COMPANIES OF ALL SIZES

A majority voting standard holds corporate directors accountable for company performance. Plurality voting is rapidly being replaced with majority voting in director elections. Approximately 66% of the S&P 500 has adopted some form of majority voting – an indication of the current direction of good corporate governance – and this trend does not apply to large companies alone. Currently, there are a growing number of mid-sized and small companies that are adopting a majority vote standard.

YOU CAN HELP – VOTE FOR PROPOSAL #3

•	Send a message by voting FOR proposal # 3 on the Fred's Inc. proxy card.

•	Ensure every account, no matter how many or how few shares, supports this proposal.

•	Furthermore, we ask our fellow investors – to publicize their vote when cast. We believe this will further unite and encourage investors to both support – and benefit from – this campaign.

•
Do not be misled. If you are a large holder and find yourself under pressure from Fred's management to vote against our proposal, ask yourself why defeating this initiative – which is intended to improve board accountability, shareowner rights, and shareowner value – is so important to them.

Sincerely,

Eric Baggesen
Senior Investment Officer -CalPERS Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to Fred's Inc.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165

CalPERS Public Employees’ Retirement System Shareowner Alert